EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
El Paso Electric Company:
We consent to the use of our report dated February 26, 2014, with respect to the balance sheets of El Paso Electric Company as of December 31, 2013 and 2012, and the related statements of operations, comprehensive operations, changes in common stock equity, and cash flows for each of the years in the three-year period December 31, 2013 and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/S/ KPMG LLP
Kansas City, MO
September 26, 2014